15047733

CM

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 2 2015

SEC FILE NUMBER
8- 45380

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PORTFOLIO RESOURCES GROUP, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 BRICKELL AVENUE - SUITE 903
(No. and Street)

MIAMI	FLORIDA	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTONIO CAMEJO **(305) 372-0299**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MALLAH FURMAN
(Name – *if individual, state last, first, middle name*)

900 SOUTH PINE ISLAND ROAD, SUITE 110	FORT LAUDERDALE	FLORIDA	33324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/16/15

OATH OR AFFIRMATION

I, ANTONIO CAMEJO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PORTFOLIO RESOURCES GROUP, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEE ATTACHED LIST

SHARON L. VERNON
MY COMMISSION # FF 158390
EXPIRES: September 9, 2018
Bonded Thru Notary Public Underwriters

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PORTFOLIO RESOURCES GROUP, INC.

REPORT

DECEMBER 31, 2014

PORTFOLIO RESOURCES GROUP, INC.

REPORT

DECEMBER 31, 2014

LVG132656	Carmen Elena Sosa
LVG131104	James Brewer Carias and Caramen Elena Sosa Brewer
LND001118	Juan Ignacio Sosa and Maria Elena Vera
LND131576	Juan Ignacio Sosa and Maria Elena Vera
PRX902047	Juan Ignacio Sosa
LND131527	Juan Ignacio Sosa Vera
LND902398	Juan Ignacio Sosa Vera
PRX902039	Monica Vaca
PRX902021	Sharon L. Vernon
PRX591139	Investment Resources International, Inc.
PRX591147	Portfolio Resources Advisor Group, Inc.
LVG131252	Capital Management Resources
LVG131716	Capital Management Resources
LND131170	Inversiones Sosabas
LND131220	Briceno & Asociados
LND132681	Pinto Enterprises, Ltd.
LND133010	Welsher Enterprises, S.A.
LND131493	Venequip Corp S.A.
LND231780	Venequip Agro
PRX902054	Jose and Olga Maraver
PRX902005	Antonio and Nora Camejo
PRX902013	Antonio Camejo

PORTFOLIO RESOURCES GROUP, INC.
DECEMBER 31, 2014

Table of Contents

MF
Mallah Furman
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Portfolio Resources Group, Inc.

We have audited the accompanying financial statements of Portfolio Resources Group, Inc. which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Portfolio Resources Group, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Portfolio Resources Group, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying supplemental information, consisting of Schedule I, Computation of Net Capital under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements under Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of Portfolio Resources Group, Inc.'s financial statements. The supplemental information is the responsibility of Portfolio Resources Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mallah Furman

Fort Lauderdale, FL
February 26, 2015

mallahfurman.com

Brickell Bay Office Tower 1001 Brickell Bay Drive, Suite 1400, Miami, Florida 33131 Phone: 305.371.6200 Fax: 305.371.8726

Royal Palm at Southpointe 900 South Pine Island Road, Suite 110, Ft. Lauderdale, Florida 33324 Phone: 954.475.3199 Fax: 954.472.4500

Member American Institute of Certified Public Accountants • Florida Institute of Certified Public Accountants • JHI International

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and Cash Equivalents - Unrestricted	$ 486,801
Cash and Cash Equivalents - Restricted	397,330
Deposit with Clearing Organization	100,000
Commissions Receivable	5,000
Prepaid Expenses	52,182
Computer Equipment (Net of Accumulated Depreciation of $15,656)	12,397
Furniture and Fixtures (Net of Accumulated Depreciation of $102,582)	32,739
Office Equipment (Net of Accumulated Depreciation of $53,049)	12,565
Leasehold Improvement (Net of Accumulated Depreciation of $1,222)	5,900
Deferred Tax Asset	33,288
	$ 1,138,202

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts Payable and Accrued Expenses		$ 80,682
Brokers' Escrow Payable		364,566
Commissions Payable		82,083
Deferred Income Taxes Payable		20,449
Note Payable - FINRA		783
Deferred Rent Liability		12,784
		561,347
COMMITMENTS AND CONTINGENCIES (SEE NOTE 5)		
STOCKHOLDERS' EQUITY:		
Common Stock - 1,000,000 Shares Authorized $1 Par Value; 73,100 Shares Issued and Outstanding	$ 73,100	
Preferred Stock – 100,000 Shares of Series A Preferred Shares $1 Par Value; 100,000 Shares Issued and Outstanding	100,000	
Paid-In Capital	267,275	
Treasury Stock - At Cost 8,925 Shares	(26,247)	
Retained Earnings	162,727	576,855
		$ 1,138,202

See Accompanying Notes to Financial Statements

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES:		
Principal Transactions		$ 1,637,069
Commission Income		1,596,344
Service Fee Income		1,140,808
		4,374,221
OPERATING EXPENSES:		
Commission and Clearing Expenses		3,219,916
Compensation and Related Expenses		732,304
Occupancy Expense		146,531
Other Operating Expenses		344,142
		4,442,893
LOSS FROM OPERATIONS		(68,672)
OTHER INCOME		
Interest Income		8,729
LOSS BEFORE PROVISION FOR INCOME TAX		(59,943)
PROVISION FOR INCOME TAX:		
Current	3,210	
Deferred	(1,734)	1,476
NET LOSS		$ (61,419)

See Accompanying Notes to Financial Statements

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	COMMON STOCK	PREFERRED STOCK	PAID-IN CAPITAL	TREASURY STOCK	RETAINED EARNINGS	TOTAL
STOCKHOLDERS' EQUITY JANUARY 1, 2014	$ 73,100	$ 100,000	$ 267,275	$ (26,247)	$ 224,146	$ 638,274
LOSS	____	____	____	____	(61,419)	(61,419)
STOCKHOLDERS' EQUITY DECEMBER 31, 2014	$ 73,100	$ 100,000	$ 267,275	$ (26,247)	$ 162,727	$ 576,855

See Accompanying Notes to Financial Statements

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$ (61,419)
Adjustments to Reconcile Net Loss to Net Cash Provided By Operating Activities:	
Depreciation	25,742
Changes in Operating Assets and Liabilities:	
Decrease in Commissions Receivable from Broker	92,170
Increase in Prepaid Expense	(9,347)
Increase in Deferred Tax Asset	(4,193)
Increase in Accounts Payable and Accrued Expenses	11,736
Increase in Brokers' Escrow Payable	93,645
Decrease in Commissions Payable	(8,804)
Increase in Deferred Tax Liability	2,459
Increase in Deferred Rent Liability	12,784
Net Cash Provided by Operating Activities	154,773
CASH FLOW FROM INVESTING ACTIVITIES:	
Purchase of Equipment	(2,841)
Net Cash Used by Investing Activities	(2,841)
CASH FLOW FROM FINANCING ACTIVITIES:	
Repayment of Note to FINRA	(9,642)
Net Cash Used by Financing Activities	(9,642)
INCREASE IN CASH	142,290
CASH AND CASH EQUIVALENTS - JANUARY 1, 2014	741,841
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2014	$ 884,131
CASH PAID DURING YEAR FOR:	
Interest	$ 195
Taxes	$ 3,210

DISCLOSURE OF ACCOUNTING POLICY:

For purposes of the statement of cash flows, the Company considers cash in bank accounts, interest-bearing deposits in banks and money-market funds that are immediately available without material amount of penalty to be cash.

See Accompanying Notes to Financial Statements

NOTE 1 ORGANIZATION AND DESCRIPTION OF BUSINESS:

Portfolio Resources Group, Inc. (the "Company") was formed as a corporation in the state of Florida on November 18, 1992. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 ("SEC") and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION:

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

REVENUE RECOGNITION:

Revenues are recognized when earned and arise from commissions earned on securities transactions with a clearing broker/dealer initiated on behalf of customers. Additional commissions are also earned on sales of mutual fund shares and variable annuities and are received directly from the related fund or issuer. Service fee income is recognized as services are rendered.

INCOME TAXES:

The Company records a deferred tax asset or liability based on the difference between financial statement and tax basis of assets and liabilities as measured by the anticipated tax rates which will be in effect when these differences reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

The Company evaluates its tax positions for any uncertainties based on the technical merits of the position taken in accordance with authoritative guidance. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be upheld on examination by taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2014, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. At December 31, 2014, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before 2011. As of and for the year ended December 31, 2014, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonable possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNT POLICIES (CON'T):

ESTIMATES:

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

PROPERTY AND EQUIPMENT:

The Company's property and equipment are stated at cost. Repairs and maintenance are charged to expense as incurred. Upon disposition of fixed assets, if any, the related assets and accumulated depreciation are removed from the accounts and any gain or loss credited or charged to income. For financial reporting, fixed assets are depreciated using the straight-line method. Depreciation expense, for the year ended December 31, 2014 was $25,742.

DEFERRED RENT:

The Company amortizes lease payments on the straight-line basis over the term of the lease. The difference between the actual minimum monthly lease payments and the amount expensed is recorded as deferred rent.

SUBSEQUENT EVENTS:

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosures through February 26, 2015, the date the financial statements were available to be issued.

REGULATORY AUDITS:

FINRA has commenced an audit of the periods 2011 – 2013. At this time no audit results have been reported. The SEC is currently auditing the period January 2014 through November 2014. The audit has not been completed and the results of the audit have not yet been reported.

PREFERRED STOCK ISSUED:

The company authorized to issue 100,000 shares of Preferred Stock, par value $1.00 per share which it designated as Series A Preferred Stock. The Series A Preferred Stock shall accumulate a dividend of 3% per Annum from funds legally available for distribution, have no conversion rights to Common Stock, have no voting rights except with respect to matters pertaining to the rights and preferences at such Preferred Stock, be redeemable at par by the Company after one year and by shareholder at any time after 5 years and have preference over common stock upon liquidation.

NOTE 3 NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company's net capital was $378,833, which was $278,833 in excess of its required net capital, of $100,000. The ratio of aggregate Indebtedness to net capital was 1.48 to 1.

NOTE 4 CONCENTRATION OF RISK:

Revenue Concentration:
A significant portion of the Company's customers are located in Venezuela and Israel.

Cash Concentration:
The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant risk.

NOTE 5 COMMITMENTS AND CONTINGENCIES:

The Company is an introducing broker and clears all transactions with and for customers on a fully disclosed basis with Pershing, LLC. The Company instructs all customers to transmit funds and securities to such clearing broker/dealer. In connection with this arrangement, the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. The agreement may be canceled by either of the parties hereto upon sixty (60) days written notice or upon 30 days if various net capital requirements are not met.

The Company has an expense sharing arrangement with Investment Resources International, Inc., an affiliated company, to pay 1% of Human Resources Services costs and 80% of the cost of staff expenses.

NOTE 6 RESTRICTED CASH:

Included in money market funds is $364,566 which is restricted deposits of broker's escrow accounts. The Company withholds and deposits into this account 5% of gross commissions, typically up to $50,000, although risk evaluations and deposits may vary by broker, as escrow to cover for errors, omissions and customer claims resulting from actions of the broker and not of the Company or its employees.

NOTE 7 RELATED PARTY TRANSACTIONS:

EXPENSES:
Included in compensation and related expenses is $716,341 for staff expenses and human resources services costs paid to an affiliated company, Investment Resources International, Inc. The companies are related by common ownership.

NOTE 8 NOTE PAYABLE:

As a result of a prior FINRA audit, the Company agreed to a monetary sanction of $25,000 without admitting or denying any wrongdoing. The Company entered into a 24 month promissory note with FINRA in January of 2013. The monthly payments of $835 consist of principal and interest of 6.25% annually. The balance as of December 31, 2014 was $783. The sanction was a result of the Company allegedly overcharging $4,673 due to commission errors in twelve accounts over a five year period, which represented less than 1/10th of the 1% of transactions executed by the Company during that period. Restitution plus interest was made to clients. No further action was brought against the Company.

NOTE 9 INCOME TAXES:

Income tax expense has been computed at the statutory rates applicable during the year. Deferred Income Taxes are provided for certain expenses which are recognized in different periods for tax and financial reporting purposes. The temporary differences that give rise to the deferred tax liability is depreciation. The temporary difference that gives rise to the deferred tax asset is a net operating loss of $147,513. Losses of $87,044 will expire in 2032 and $50,808 in 2034.

The components of taxes on income as of December 31, 2014 are as follows:

Current Tax Expense:	
Federal	$ -
State	3,210
	$ 3,210
Deferred Tax Benefit:	
Federal	$ (5,084)
State	3,350
	$ (1,734)
Provision for Income Tax	$ 1,476

NOTE 10 OPERATING LEASE:

The Company entered into an eight year operating lease on February 2006 for office space expiring in 2014. The Company occupied the space as of August 18, 2006. The company amended the lease agreement to include additional office space on January 2012 expiring January 2017. The monthly payment is $11,253 which represents base rent and sales tax. The future minimum rental payments due under the lease for the year ended December 31, are as follows:

2015	$ 129,988
2016	$ 133,887
	$ 263,875

For 2014, rent expense amounted to $146,531.

The Company entered into a five year operating lease on November 2011 for a copier expiring December 2016. The monthly payment is $363 which represents base rent and sales tax. The future minimum lease payments due under the lease for the year ending December 31, are as follows:

2015 through 2016 $4,356

As part of the operating lease for office space, the landlord requires a $25,000 letter of credit which is fulfilled by the Company with a Certificate of Deposit at Intercredit Bank having a current balance of $32,764 and included in Cash and Cash Equivalents restricted on the accompanying Statement of Financial Condition.

SUPPLEMENTARY INFORMATION

PORTFOLIO RESOURCES GROUP, INC.
SCHEDULE 1 - COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c 3-1
DECEMBER 31, 2014

CREDITS:		
Shareholders' Equity		$ 576,855
DEBITS:		
Prepaid Expenses		52,182
Property, Plant & Equipment		63,601
Deferred Tax Asset		33,288
Intercredit C.D.		32,764
Accounts Receivable		3,422
		185,257
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION		391,598
Haircuts on Securities Position:		
Money Market Fund	$ 5,013	
Brokers Guarantee	7,291	
Short Position	20	
Foreign Currency	441	12,765
NET CAPITAL		378,833
MINIMUM NET CAPITAL REQUIREMENT:		
6 2/3% of Aggregate Indebtedness of $561,347 or $100,000, whichever is greater		100,000
EXCESS NET CAPITAL		$ 278,833
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		148.18%
SCHEDULE OF AGGREGATE INDEBTEDNESS:		
Accounts Payable & Accrued Expenses		$ 80,682
Broker's Escrow Payable		364,566
Commissions Payable		82,083
Deferred Income Tax Payable		20,449
Note Payable – FINRA		783
Deferred Rent Liability		12,784
		$ 561,347

See Report of Independent Registered Public Accounting Firm

PORTFOLIO RESOURCES GROUP, INC.
OTHER INFORMATION
DECEMBER 31, 2014

II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2014 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

III - INFORMATION FOR POSSISSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2014 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i). The Company did not maintain possession or control of any customer funds or securities at December 31, 2014.

IV - RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1 TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING

NET CAPITAL PER COMPUTATION	$ 378,833
Adjustments:	
Deferred Income Taxes	(10,446)
Deferred Rent Liability	12,784
Other Assets	(1,099)
Non-Allowable Assets	21,874
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17A-5 PART IIA FILING	$ 401,946

See Report of Independent Registered Public Accounting Firm

MF
Mallah Furman
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

TO ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Portfolio Resources Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of SIPC Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Portfolio Resources Group, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Achelous Partners LLC's compliance with the applicable instructions of Form SIPC-7. Achelous Partners LLC's management is responsible for Achelous Partners LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and related bank statements, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mallah Furman
Fort Lauderdale, FL
February 26, 2015

mallahfurman.com

Brickell Bay Office Tower 1001 Brickell Bay Drive, Suite 1400, Miami, Florida 33131 Phone: 305.371.6200 Fax: 305.371.8726
Royal Palm at Southpointe 900 South Pine Island Road, Suite 110, Ft. Lauderdale, Florida 33324 Phone: 954.475.3199 Fax: 954.472.4500

PORTFOLIO RESOURCES GROUP, INC.
SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS
DECEMBER 31, 2014

TOTAL REVENUES	$4,382,950
DEDUCTIONS	965,175
SIPC NET OPERATING REVENUES	3,417,775
GENERAL ASSESSMENT @.0025	8,544
Less: Payments made with Form SICP 6	3,603
TOTAL ASSESSMENT BALANCE AND INTEREST DUE	$4,941

See Independent Accountants' Report on Applying Agreed Upon Procedures to Entity's SIPC Assessment Reconciliations

MF
Mallah Furman
CERTIFIED PUBLIC ACCOUNTANTS

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Board of Directors of
Portfolio Recourses Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Portfolio Resources Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Portfolio Resources Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3) (the "exemption provisions") and (2) Portfolio Resources Group, Inc. stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. Portfolio Resources Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Portfolio Resources Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mallah Furman

Fort Lauderdale, FL
February 26, 2015

mallahfurman.com

Brickell Bay Office Tower 1001 Brickell Bay Drive, Suite 1400, Miami, Florida 33131 Phone: 305.371.6200 Fax: 305.371.8726

Royal Palm at Southpointe 900 South Pine Island Road, Suite 110, Ft. Lauderdale, Florida 33324 Phone: 954.475.3199 Fax: 954.472.4500

Member American Institute of Certified Public Accountants • Florida Institute of Certified Public Accountants • JHI International

PORTFOLIO RESOURCES GROUP, INC.
EXEMPTION REPORT
DECEMBER 31, 2014

Portfolio Resources Group, Inc. (the "Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§ 240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company asserts the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240 15c3-3 (k)(2)(i) throughout the year ended December 31, 2014.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2014 without exception.

These assertions are the responsibility of management. The Company acknowledges it is also management's responsibility for compliance with the identified exemption provisions throughout the year ended December 31, 2014.

The Company has made available to the accountants all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of the review report.

There were no events, subsequent to the period addressed in the Company's assertions, any known events or other factors that might significantly affect the broker's or dealer's compliance with the identified exemption provisions.

Portfolio Resources Group, Inc.

I, Antonio Camejo, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: A Camejo

Title: President

Date: February 26, 2015